RECEIVED

2007 JUL 10 A 9:04

3 July 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07024978

Dear Sir

SUPPL

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – IFC and AfDB media release.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

MEDIA RELEASE: IFC AND AfDB PROVIDE R2 BILLION TO NEDBANK TO SUPPORT SUSTAINABLE ECONOMIC GROWTH

IFC, the private sector arm of the World Bank Group, and the African Development Bank (AfDB) will subscribe to a R2 billion Tier 11 capital qualifying bond issued by Nedbank Limited ("Nedbank"), the three institutions announced today.

Nedbank will use the capital – R1 billion each from IFC and the AfDB – to increase lending to under-served markets in the region, including affordable housing development, black economic empowerment (BEE) transactions, smaller businesses, large-scale infrastructure and resource extraction projects and the agribusiness sector.

The investments by the IFC and AfDB in these bonds will be for a minimum of 10 years. This will be Nedbank's first major offshore funded Tier 11 issue. IFC's investment will be its largest to date in Sub-Saharan Africa's financial markets. This will also be the first time the AfDB will subscribe to Tier 11 capital in Africa. The bond was competitively priced on a floating basis.

"This investment will enable Nedbank to continue lending in sectors where we have a proven track-record of sustainable delivery," said Tom Boardman, chief executive of Nedbank Group. "Sustainability is about ensuring financial prosperity and stability for shareholders and staff, while integrating social and environmental responsibility into the local communities in the countries in which we operate. At the same time we need to remain relevant and accessible to our clients," he said.

In the past three years Nedbank has invested over R5.2 billion in low income housing, more than R1.2 billion in transformational infrastructure and over R1 billion in the development of small and medium enterprises. The group has also financed over R8.5 billion in BEE transactions, which facilitate transfer of ownership to

previously disadvantaged individuals and communities in South Africa, in addition to its own BEE transaction worth R3.1 billion.

"IFC is pleased to partner with institutions that share our sustainable development values," said James Scriven, IFC Associate Director for Global Financial Markets. "IFC, the AfDB and Nedbank share the objective of increasing social and environmental awareness in the financial sector, helping to contribute to more sustainable economic development across Africa."

"The AfDB is pleased to build on its existing partnership with Nedbank, which was established in 2005," says Mandla Gantsho, the AfDB Vice President, Infrastructure, Private Sector and Regional Integration. "This is a landmark transaction for us, as it is the first time that the AfDB has provided Tier II capital, which is a critical element in increasing the risk bearing capacities of banks, as they expand services to reach under-served markets. In this regard, the AfDB is also pleased to have collaborated with the IFC and leveraged each others capacities in contributing to the strengthening of the financial sector here in South Africa, and going forward across Africa."

Nedbank's commitment to sustainability was recognised in June at the 2007 Sustainable Banking Awards, where it received the award for the emerging markets sustainable bank of the year in the Middle East and Africa. Now in their second year, the awards were created by the Financial Times in association with IFC to recognise banks that have shown leadership and innovation in integrating social, environmental and corporate governance objectives into their operations.

Nedbank is the only bank in Africa that has adopted the Equator Principles, a voluntary set of guidelines for managing social and environmental issues related to the financing of development projects, which are based on IFC's performance standards. Launched by 10 banks in June 2003, the principles were revised in June 2006 and have been adopted to date by more than 50 financial institutions.

2 July 2007
Sandton

END